## Contact

www.linkedin.com/in/michael-david-forrest-phd (LinkedIn)

### Top Skills

Drug Design

Drug Development

R

### Languages

Portuguese (Elementary)

### Certifications

Duolingo Portuguese Fluency: Elementary (Estimated)

### Honors-Awards

MSc & PhD Scholarship

Selected to be a Journal and Funding Reviewer

### Publications

The role of tryptophan in staphylococcal nuclease stability

The Sodium-Potassium Pump Controls the Intrinsic Firing of the Cerebellar Purkinje Neuron

The sodium-potassium pump is an information processing element in brain computation

Why cancer cells have a more hyperpolarised mitochondrial membrane potential and emergent prospects for therapy

Simulation of alcohol action upon a detailed Purkinje neuron model and a simpler surrogate model that runs >400 times faster

### Patents

Therapeutic inhibitors of the reverse mode of atp synthase

Therapeutic modulators of the reverse mode of atp synthase

# Michael Forrest Ph.D.

Drug Inventor | Founder at Biophysical Therapeutics
United Kingdom

## Summary

Dual expertise in the biological and computational sciences, which I now apply to rational drug design. Particularly, but not restrictively, to cancer.

―――――

## Experience

**Biophysical Therapeutics**
Drug Inventor | Founder
September 2017 - Present (8 years 9 months)

Computational biology to design new drugs.

Principally targeting cancer, age-related diseases (e.g., Alzheimer's disease), and aging itself.

**British Army Reserve**
Paratrooper, Parachute Regiment Reserve (4 PARA)
June 2008 - Present (18 years)

Active service in Afghanistan

―――――

## Education

**University of Cambridge**
Bachelor's degree, Natural Sciences Tripos (Biochemistry)

**University of Warwick**
PhD, Computer Science

**The University of Edinburgh**
Master's degree, Neuroscience

**University of Cambridge**
Master's degree, Natural Sciences Tripos